SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                        Commission File Number     0-20806
                                                                ---------------

                           NOTIFICATION OF LATE FILING

(Check One):        [X ]  Form 10-K  [  ]  Form 11-K   [  ]  Form 20-F
                    [  ]  Form 10-Q  [  ]  Form N-SAR

         For Period Ended:      December 31, 1998
                          -----------------------------------------------------

[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

         For the Transition Period Ended:   n/a
                                         --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
n/a


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             FIRSTMARK CORP.
                        -------------------------------------------------------
Former name if applicable  n/a
                         ------------------------------------------------------

Address of principal executive office
(Street and number)     901 East Cary Street, 17th Floor
                   ------------------------------------------------------------

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City, state and zip code            Richmond, Virginia  23219
                        -------------------------------------------------------


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            |      (a)      The reasons  described in reasonable  detail in Part
            |               III of this  form  could not be  eliminated  without
            |               unreasonable effort or expense;
            |
            |      (b)      The  subject  annual  report,   semi-annual  report,
            |               transition report on Form 10-K, Form 20-F, Form 11-K
            |               or Form N-SAR,  or portion  thereof will be filed on
            |               or before the 15th
     [X]    |               calendar day following the  prescribed  due date; or
            |               the subject quarterly report or transition report on
            |               Form 10-Q,  or portion  thereof  will be filed on or
            |               before  the  fifth   calendar  day   following   the
            |               prescribed due date; and
            |
            |      (c)      The accountant's statement or other exhibit required
            |               by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  The Registrant is attempting to resolve several accounting and financial disclosure issues relating to the sale of the Registrant's primary operating subsidiary and related subsidiaries on March 5, 1999. As a result, the Registrant is experiencing difficulty in gathering the requisite data to complete the filing of its Form 10-KSB for the year ended December 31, 1998. It is anticipated that such information will be produced and that the Form 10-KSB will be filed no later than the 15th calendar day following the prescribed due date. The foregoing difficulty could not be eliminated by the Company without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                    Ronald C. Britt         804                  648-6000
                  -------------------   -------------        ------------------
                        (Name)           (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes     [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  On March 5, 1999, the Registrant completed the sale of its primary operating subsidiary, Southern Title Insurance Corporation, and related subsidiaries to Old Guard Group, Inc. In connection with the sale, the Registrant received $6.75 million in cash and is entitled to receive in the future additional cash payments based on the pre-tax net income of the transferred subsidiaries for each of the fiscal years ending December 31, 1999, 2000 and 2001. Because the asset value of the subsidiaries sold by the Registrant exceeded the cash received from Old Guard at the time of the sale, and the earn-out portion of the purchase price, if any, cannot be recognized until it is received, the Registrant expects to report a substantial loss on this sale, which, under generally accepted accounting principles, is to be recognized as of December 31, 1998. The Registrant is unable to provide a reasonable estimate of the expected results until it has resolved certain accounting and financial disclosure issues relating to the sale.



                            FIRSTMARK CORP.
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             (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 1999                    By       /s/ Ronald C. Britt
                                           -------------------------------------
                                                 Ronald C. Britt
                                                 Chief Financial Officer


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).